PGIM Investments LLC

655 Broad Street – 6th Floor
Newark, New Jersey 07102

March 1, 2023

The Board of Directors
Prudential Government Money Market Fund, Inc.
655 Broad Street—6th Floor
Newark, New Jersey 07102

Re:  PGIM Core Government Money Market Fund

To the Board of Directors:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through November 30, 2024, to waive its management fee to 0.00% of average daily net assets of the Fund. This waiver may not be terminated prior to November 30, 2024, without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC

By:/s/ Scott E. Benjamin
Name:Scott E. Benjamin
Title:Executive Vice President